EXHIBIT 11.1

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Millions of Canadian dollars)
(shares in millions)

	Six Months Ended June 30,
BASIC	2000	1999
Weighted average shares outstanding	743.5	743.5

Income (loss) from operations in accordance with U.S. GAAP	$(27.0)	$28.0
Basic earnings (loss) per share in accordance with U.S. GAAP	$(0.04)	$0.04

DILUTED

Diluted earnings per share are not computed as the effect of the conversions of convertible debentures and the exercise of stock options are antidilutive. The convertible debentures are convertible at U.S.$0.35 per common share.